 Exhibit 99.1

CIBC Announces Election of Directors at 2024 Annual Meeting

TORONTO, April 4, 2024 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 14, 2024 were elected as Directors of CIBC.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual Meeting of Shareholders are below.

On a vote by ballot, each of the following 13 nominees proposed by management was elected as a Director of CIBC:

NOMINEES	VOTES FOR		VOTES WITHHELD
Ammar Aljoundi	371,067,327	99.47%	1,986,773	0.53%
Charles J.G. Brindamour	371,343,634	99.54%	1,710,466	0.46%
Nanci E. Caldwell	370,041,395	99.19%	3,012,705	0.81%
Michelle L. Collins	370,398,377	99.29%	2,655,723	0.71%
Victor G. Dodig	371,931,336	99.70%	1,122,764	0.30%
Kevin J. Kelly	359,574,277	96.39%	13,479,823	3.61%
Christine E. Larsen	371,633,380	99.62%	1,420,720	0.38%
Mary Lou Maher	368,674,808	98.83%	4,379,292	1.17%
William F. Morneau	371,256,557	99.52%	1,797,543	0.48%
Mark W. Podlasly	371,549,030	99.60%	1,505,070	0.40%
Katharine B. Stevenson	362,932,551	97.29%	10,121,549	2.71%
Martine Turcotte	368,691,006	98.83%	4,363,094	1.17%
Barry L. Zubrow	370,827,108	99.40%	2,226,992	0.60%

Final voting results on all matters voted on at the Annual Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Serivces businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2024/04/c6491.html

%CIK: 0001045520

For further information: Investor Relations: Callen Glass, 416-594-8188, callen.glass@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 14:50e 04-APR-24